Exhibit 8.1

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SPRL	Democratic Republic of the Congo	100%	Mineral exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant
NB Trademarks, Inc.	Delaware, USA	100% (wholly owned subsidiary of Nevada Bob's Franchising, Inc.)	Dormant